

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 12, 2011

<u>Via E-mail</u>
Jay M. Eastman, Ph.D.
Chief Executive Officer
Lucid, Inc.
2320 Brighton Henrietta Town Line Road
Rochester, NY 14623

> **Re:** **Lucid, Inc.**
> **Registration Statement on Form S-1**
> **Amended June 27, 2011**
> **File No. 333-173555**

Dear Dr. Eastman:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Summary, page 1</u>

1.   Regarding your revisions in response to prior comment 4:

- Your existing disclosure implies that the VivaNet Solution is and has been the sole source of your revenue, contrary to the disclosure elsewhere in your document. Please revise this section to distinguish clearly your aspirations from your accomplishments. For example, highlight the amount of revenue you have generated to date from the VivaNet Solution and when you expect to "launch" that solution, including any additional personnel you need to hire, as indicated on page 37. Also revise to highlight that you have not yet verified or obtained reimbursement from third-party payers, as indicated on page 58, and your current share of the $2.5 billion market mentioned on page 3; and

- It continues to be unclear how the disclosure in this section represents a balanced picture of your business and operations. We note specifically the continued disclosure regarding the attributes of your products and strategy and markets you intend to serve, but only the brief bulleted non-inclusive list of risks you face. Please revise to balance your disclosure. For example, in discussing your historical operations, revise to highlight prominently your historical losses to date and the going concern notation mentioned in your document.

2. Please expand your revisions in response to prior comment 5 to briefly highlight which of your affiliates have an interest in the transaction and their interest as it relates to the "nature of the securities."

Use of Proceeds, page 37

3. Please expand your revisions in response to prior comment 12 to clarify whether you intend to apply the proceeds in sufficient amounts for each of the purposes to which they will be put. If you have not determined specific amounts to be allocated for each purpose, as indicated in your response, please state so directly. Please also clarify the nature of the "additional product functionality" to which you refer.

Three Month Periods . . ., page 44

4. Please revise to clarify what you mean by "wider acceptance of confocal microscopy in the marketplace," including to what "marketplace" you refer. For example, do you mean you sold more product to a greater number of research institutions and academic centers or more product to the same prior customers? What has driven the "wider acceptance" of confocal microscopy? Please also clarify the reasons for the increased wages and salaries you note. For example, have you hired more employees or have you simply given your existing employees increased wages?

Liquidity and Capital Resources, page 46

5. Please describe the reasons for the increased inventory in the period ended March 31, 2011 compared to March 31, 2010.

Clinical Studies…, page 65

6. We note your response to prior comments 3 and 25:

- With a view toward disclosure, please explain why you believe it is appropriate to aggregate the data from these studies. For instance, were the same protocols used by the authors of the studies? Were the patient populations substantially similar? Were the results of the studies substantially similar?;

- Please tell us, with a view toward disclosure, why the data you mention relates to only seven studies, but you indicate on page 3 that a significantly larger sample size has established the "efficacy and diagnostic accuracy" of your product. If the data yielded by and reported in the 250 papers you mention differs from the data you disclose in this section, please revise to highlight any material differences; and

- It continues to appear that your disclosure regarding the clinical studies you cite is attributed to statements of third parties. Therefore, it also continues to appear that the consents of those third parties are required. Please refer to Rule 436(a) of Regulation C and Question 233.02 of our Securities Act Rules Compliance and Disclosure Interpretations.

Our Sales Process, page 67

7. Please disclose the penultimate sentence of your response to prior comment 30. Also, please refer to the third-to-last paragraph on page 70:

- Although the revenue per procedure may increase from excision of a higher proportion of cancerous lesions, it is unclear how or why the overall practice revenue would also increase. For example, might a dermatologist's practice revenue be greater from a larger number of biopsies of suspicious lesions compared to a fewer number of excisions of cancerous lesions? Please revise;

- Your disclosure appears to address only your beliefs as to the ability of your system to generate revenue relative to the existing standard of care. Expand to compare the costs of your product and system to dermatological practices, including the impact of reimbursement noted on page 58.

Other potential clinical applications, page 71

8. Your revised disclosure in response to prior comment 31 refers to "further development" and "further clinical studies," but it is unclear what development or studies have been performed to date. Please revise to clarify.

Reimbursement, page 79

9. It appears that in response to the last sentence of prior comment 36, you merely replaced the word "substantial" with the word "significant." Please revise to clarify what you mean by "significant." Ensure your revisions are consistent with your disclosures on page 58.

Compensation Program, page 88

10.   Regarding your revisions in response to prior comments 40 and 41, please:

- revise to identify the comparator companies in the survey to which you refer;

- clarify the reasons underlying the targeted amounts of incentive compensation and amounts of long-term compensation awarded. For example, did you target the midpoint of the survey mentioned in your disclosure?

        Also, you indicate that the incentive compensation program was adopted "in part" on the recommendation of your compensation consultant, contrary to your revisions in response to prior comment 40. Please reconcile.

Employment Agreements, page 93

11.   Please expand your revisions added in response to prior comment 44 to address the payments to be made upon termination, as disclosed on page 94.

Interests of Related Parties…, page 97

12.   We refer to prior comment 47. Please revise to disclose the information for all persons covered by Item 404 to Regulation S-K.   In this regard, we note, without limitation, the holdings disclosed in footnote 20 of the Principal and Selling Stockholders table.

13.   Please update your disclosure in this section. We note, for example, the disclosures in the second and third-to-last paragraphs on page 96 are limited to "fiscal 2010."

Principal and Selling Stockholders, page 98

14.   Please update your disclosure to be as of the most recent practicable date; we note the reference to March 31, 2011. Also revise to identify the natural persons who have or share voting and/or dispositive powers with respect to the shares held by the last three entities listed in the table.

Warrants, page 104

15.   We note your revisions in response to prior comment 51. Given the disclosure added to page II-4, please tell us which bullet here includes the warrants issued in the 2009 Convertible Debt Offering.

Registration Rights, page 104

16.   We note your revisions in response to prior comment 51:

- Please reconcile the last sentence of your response with clause (b) on page 6; and

- The portion of the response regarding the waiver granted by note holders with respect to "this offering" implies that those granting the waiver will have registration rights with respect to other, future offerings. If so, please revise to describe those rights as they relate to the notes. In this regard, please tell us, with a view toward disclosure, why the registration rights to which you refer relate only to warrants given the terms of Section 4.9 of Exhibit 4.13.

Financial Statements, page F-1

Note 3. Summary of Significant Accounting Policies, page F-17

Revenue Recognition, page F-18

17.   We note from your response to our prior comment 58 that the company is responsible for the storage, transmission and retrieval of images and the diagnostic reports created by the reader. While we see your disclosure refers to multiple deliverables, it is unclear if you separate and separately account for the referenced ongoing responsibilities and what your related revenue recognition policies are for them. Please explain.

Note 14. Equity, page F-34

18.   We note your response to our prior comment 65. We will continue to evaluate your response when you provide details of estimated pricing information from your underwriters.

Exhibits

19.   We refer to your response to prior comment 45. Please clarify which exhibits relate to each of the transactions referenced in your disclosure. As one example only, it is unclear which exhibit relates to the "new promissory note" mentioned on page 96. Also, given the terms of that note, please revise your disclosure on page 96 to clarify the anticipated source of funds to pay the remaining balance.

20.   We note your response to prior comment 70:

- Please tell us why Exhibits 10.17 and 10.18 refer to the registration of Warrants, given that your initial filing appeared to register only common stock for sale in this offering;

- Exhibit 10.16 appears to include a pledge by Northeast, rather than the pledge given by "the Company" mentioned in the exhibit index;

- Your response to the fourth bullet appears to address only Item 601(b)(4) of Regulation S-K. Please also address Item 601(b)(10); and

- Please tell us which sections of the employment agreements filed as exhibits 10.19 through 10.24 contain the assignment provisions you reference on page 31.

21.   We note your response to prior comment 74. Please have counsel revise its opinion to cover the shares to be offered by the selling stockholders.

22.   Please file as an exhibit the "blanket amendment" mentioned on pages 6-7.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Julie Sherman at (202) 551-3640 or Jay Webb at (202) 551-3603 if you have questions regarding comments on the financial statements and related matters. Please contact Joseph McCann at (202) 551-6262 or Geoff Kruczek, Senior Attorney, at (202) 551-3641 with any other questions.

Sincerely,

/s/ Geoff Kruczek for

Amanda Ravitz
Assistant Director

cc (via E-mail):   Thomas E. Willett, Esq. – Harris Beach PLLC